

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2015

Corinda Joanne Melton
President and Chief Executive Officer
One World Holdings, Inc.
14515 Briarhills Parkway, Suite 105
Houston, TX 77077

> **Re: One World Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 3, 2015**
> **File No. 001-13869**

Dear Ms. Melton:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that it appears that the amendment to the company's articles of incorporation to increase the authorized capital stock of the company is intended, in part, to facilitate your merger transaction with Tonner Doll Company, Inc. Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. As such, please revise the preliminary information statement to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to this transaction. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C. See also the March 1999 Interim Supplement to Publicly Available Telephone Interpretations, Proxy Rules and Schedule 14A, 9S. Schedule 14, Note A, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

2. Similarly, we note that it appears that the amendment to the company's articles of incorporation to increase the authorized capital stock of the company is intended, in part, to also facilitate other purposes. In this regard, we note that Exhibit 99.2 of the company's Form 8-K filed on December 3, 2015 references that the increase in the authorized capital of the company is intended, in part, to facilitate private equity financings of $750,000 and $5 million, respectively. As such, please revise the preliminary information statement to include the information required by Item 11 of Schedule 14A with respect to these financings. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Alexander N. Pearson
        Kirton McConkie